Exhibit 12.1
NASH-FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Fiscal Year Ended
	January 1,	December 31,	December 30,	December 29,	January 3,
(in thousands, except ratios)	2005	2005	2006	2007	2009

Fixed Charges:
Interest expense on indebtedness	$27,181	$24,732	$26,644	$23,581	$21,523

Rent expense (1/3 of total rent expense)	9,901	10,386	9,966	9,057	9,496

Total fixed charges	$37,082	$35,118	$36,610	$32,638	$31,019

Earnings:
Income before provision for income taxes	$19,199	$66,866	$(17,493)	$57,522	$58,734

Fixed charges	37,082	35,118	36,610	32,638	31,019

Total earnings	$56,281	$101,984	$19,117	$90,160	$89,753

Ratio	1.52	2.90	0.52	2.76	2.89